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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2021

Washington DC
416

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tavenner Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Old Mechanicsburg Road
(No. and Street)

Springfield	OH	45502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Tavenner 937-399-9663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

14 East Main Street	Springfield	OH	45502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas J. Tavenner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

Dustin Lee DeMoss
Notary Public, State of Ohio
My Commission Expires 5-6-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
The Tavenner Company
Springfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tavenner Company as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Tavenner Company's management. Our responsibility is to express an opinion on The Tavenner Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Tavenner Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tavenner Company's financial statements. The supplemental information is the responsibility of The Tavenner Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as The Tavenner Company's auditor since 2008.

Cincinnati, Ohio
February 24, 2021

THE TAVENNER COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets:		
Cash	$	21,351
Commissions receivable		12,348
Certificate of deposit		10,221
Total Current Assets		43,920
Total Assets	$	43,920

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	11,834
Commissions payable		9,261
Total Current Liabilities		21,095
Stockholder's Equity:		
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200
Additional paid-in capital		18,115
Retained earnings		4,510
Total Stockholder's Equity		22,825
Total Liabilities and Stockholder's Equity	$	43,920

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:	
Commissions	$ 759,280
Reimbursements from Representatives	49,200
Interest	189
Total revenue	808,669
Expenses:	
Commissions	484,817
Contract labor	113,653
Professional fees	48,683
Rent	40,001
Office expenses	32,601
Regulatory fees	22,250
Insurance	15,619
Compliance	11,908
Computer expenses	8,800
Postage	3,171
State taxes	917
Total expenses	782,420
Net Income	$ 26,249

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2020	$ 200	18,115	(5,739)	12,576
Distributions			(16,000)	(16,000)
Net Income			26,249	26,249
Balance at December 31, 2020	$ 200	18,115	4,510	22,825

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows used in Operating Activities	
Net Income	$ 26,249
Net Changes in Operating Assets and Liabilities:	
Commissions receivable	(208)
Prepaids and other assets	555
Accrued expenses	5,335
Commissions payable	(2,740)
Net Cash provided by Operating Activities	29,191
Cash Flows used in Investing Activities	
Interest payments reinvested	(160)
Net cash used in Investing Activities	(160)
Cash Flows used in Financing Activities	
Distributions	(16,000)
Net cash used in Financing Activities	(16,000)
Net Increase in Cash	13,031
Cash, beginning of year	8,320
Cash, end of year	$ 21,351

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of The Tavenner Company (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash and cash equivalents
For the purpose of financial statement reporting, the Company considers cash on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. Certificate of Depsoits greater than three months are recorded separately at cost.

Commission receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets. All assets are fully depreciated as of December 31, 2020.

Revenue Recognition
The Company offers its clients the ability to purchase variable life, insurance contracts, and mutual fund products and generates two types of commission income from such activity. Sales-based commissions are recognized on the trade date and trailing commissions are recognized over time as earned. Sales-based commissions are based on a percentage of the initial premium purchased. Trailing commissions are generally based on a percentage of the current market value of clients' trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commissions are based on the market value of clients' holdings, this variable consideration is constrained until the market value is determinable.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2021, the date which the financial statements were available to be issued. See footnote 7.

2. EXEMPTION FROM RULE 15c3-3:

The Company does not claim an exemption from the requirements of Rule 15c3-3. The Company limits its business activity exclusively to selling variable life insurance or annuities and mutual funds on an application basis and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space and equipment under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services were $40,000 for 2020, for office and equipment rent. The Company has an expense sharing agreement with an affiliate where the Company is allocated their share of expenses incurred and paid on their behalf. This allocation is based on amount of time resources incurred. The company advanced $25,000 to the stockholder of the Company during this reporting period. This advance was repaid to the Company within two weeks with 3% interest.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2020. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $22,672, which was $17,672 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2020 was 0.93 to 1.0.

7. LITIGATION AND REGULATORY MATTERS

The Company was a co-respondent in a FINRA arbitration brought by a customer. On February 9th, 2021, the Company reached a verbal settlement with the claimant for $52,500. The Company has a $35,000 retention with their errors & omissions coverage, of which $33,300 was reached of this retention amount as of December 31, 2020. Once remaining $1,700 retention is satisfied, The Company's errors & omissions coverage will cover all additional cost.

SCHEDULE I

THE TAVENNER COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2020

Computation of Net Capital		
Total Stockholder's Equity	$	22,825
Less: Nonallowable Assets		-
Tentative net capital		22,825
Haircuts on securities		
Certificate of deposit (1.5%)		(153)
Net Capital	$	22,672
Computation of Excess Net Capital		
Net Capital as Calculated Above	$	22,672
Net Capital Requirement		(5,000)
Excess Net Capital	$	17,672
Computation of Aggregate Indebtedness to Net Capital		
Aggregate Indebtedness	$	21,095
Net Capital as Calculated Above		22,672
Ratio of Aggregate Indebtedness to Net Capital		0.93 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
The Tavenner Company
Springfield, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Tavenner Company did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 as The Tavenner Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Tavenner Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tavenner Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2021

the
TAVENNER
COMPANY

The Tavenner Company's
Exemption Report

The Tavenner Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Broker or dealer selling variable life insurance or annuities (2) Mutual fund retailer on an application basis (3) Municipal securities broker limited to 529 college plans only (4) Broker or dealer selling shelters or limited partnerships in primary distributions on a best efforts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas J. Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

2-24-21